K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.Klgates.com

May 8, 2014

Mark R. Greer
D (312) 807-4393 F (312) 827-8010
mark.greer@klgates.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), post-effective amendment no. 454 to the Trust’s registration statement under the Securities Act, which also is amendment no. 455 to its registration statement under the 1940 Act (the “Amendment”).

Reason for Amendment. This Amendment is being filed in order to (a) change the name of PowerShares Global Select Short Term Bond Portfolio to PowerShares LadderRite 0-5 Year Corporate Bond Portfolio (the “Fund”), (b) update the index provider, (c) revise investment strategies and (d) update the risks associated with such investment strategies. The Trust made a similar filing with respect to the Fund on April 22, 2014 (post-effective amendment no. 452; SEC Accession No. 0001193125-14-152825); however, that filing inadvertently designated the Fund as a new series of the Trust on the EDGAR filing system. Accordingly, the Trust separately has submitted a request for withdrawal of post-effective amendment no. 452.

Effective Date. This filing is being made pursuant to Rule 485(a)(1) under the Securities Act, with a designated effective date 60 days after the date of this filing, on July 7, 2014.

Comments. Please direct any comments on this filing to the undersigned at (312) 807-4393 or to Alan Goldberg at (312) 807-4227.

Very truly yours,

/s/ Mark Greer
Mark Greer